SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _)

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,621,028 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,028 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,621,028 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 2,621,405 shares of Class B Common Stock held by the other Reporting Person hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(2)	Based on 16,143,685 shares of the RumbleOn, Inc. Class B Common Stock outstanding as of November 8, 2022, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,621,405 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,405 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,621,405 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in a trust, for which Mr. Coulter is the trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, LLC, for which Mr. Coulter is the managing member.
(2)	Excludes 2,621,028 shares of Class B Common Stock held by the other Reporting Person hereto as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,143,685 shares of the RumbleOn, Inc. Class B Common Stock outstanding as of November 8, 2022, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

Introductory Note

On September 16, 2021 (i) Mark Tkach filed a statement on Schedule 13D (as amended by Amendment No. 1 thereto, filed on January 10, 2022) and (ii) William Coulter filed a statement on Schedule 13D (as amended by Amendment No. 1 thereto, filed on January 10, 2022), with the Securities and Exchange Commission with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). The Reporting Persons (as defined below) are filing this statement on Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), as a result of the matters described in Item 4 below. Pursuant to guidance of the Securities and Exchange Commission, the Reporting Persons are making this joint filing pursuant to Rule 13d-1(k)(1) under the Act, which filing constitutes the initial statement on Schedule 13D by the newly-formed group.

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock of the Issuer. The address of the Issuer’s principal executive office is 901 W. Walnut Hill Lane, Irving, TX 75038.

Item 2.	Identity and Background.

(a)	This statement is filed by:

i.	Mark Tkach (“Mr. Tkach”), and

ii.	William Coulter (“Mr. Coulter”).

Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

(b)	The residence or business address of each of the Reporting Persons is 1188 East Camelback Road, Phoenix, AZ 85014.

(c)	Mr. Tkach is a Consultant for Coulter Management Group LLLP, and Mr. Coulter is the Manager of Coulter Management Group LLLP. The address of Coulter Management Group LLLP is 1188 East Camelback Road, Phoenix, AZ 85014. The principal business of Coulter Management Group LLLP is managing multiple auto dealerships and investment real estate.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 31, 2021, the Issuer completed its business combination with RideNow Powersports, the nation’s largest powersports retailer group (collectively, “RideNow”), creating the first omnichannel customer experience in powersports (the “RideNow Transaction”). Pursuant to the RideNow Agreement (as defined below), RideNow equity holders, including the Reporting Persons, received cash and shares of Class B Common Stock, of which Mr. Tkach received 2,480,243 shares and Mr. Coulter received 2,701,813 shares. On December 30, 2021, Mr. Tkach purchased 110,785 shares of Class B Common Stock from Mr. Coulter at a price of $30.00 per share pursuant to a Stock Purchase Agreement dated December 29, 2021 using personal funds. On May 27, 2022, Mr. Coulter purchased 30,377 shares of Class B Common Stock on the open market at a price of $16.51 per share using personal funds. On May 31, 2022, Mr. Tkach purchased 30,000 shares of Class B Common Stock on the open market at a price of $15.91 per share using personal funds.

Item 4.	Purpose of Transaction.

The purpose of the prior acquisitions of shares of Class B Common Stock was to complete the RideNow Transaction as contemplated in the Plan of Merger and Equity Purchase Agreement among the Reportion Persons, the Issuer and the other parties thereto, dated as of March 12, 2021 (as amended, the “RideNow Agreement”), and for investment purposes.

On March 3, 2023, Mr. Coulter sent a letter to Adam Alexander, a Director of the Issuer. A copy of the Letter is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of Issuer.

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,143,685 shares of Class B Common Stock outstanding as of November 8, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

A.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,621,028 shares of Class B Common Stock.

Percentage: 16.2%

(b)

1.	Sole power to vote or direct vote: 2,621,028
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,621,028
4.	Shared power to dispose or direct disposition: 0

B.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,621,405 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in a trust, for which Mr. Coulter is the trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, LLC, for which Mr. Coulter is the managing member.

Percentage: 16.2%

(b)

1.	Sole power to vote or direct vote: 2,621,405
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,621,405
4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Person for the purposes of Section 13(d)(3) of the Act, and such group may be deemed to beneficially own 5,242,433 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 32.5% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of his pecuniary interest therein.

(c)	As of the date hereof, the Reporting Persons have not effected any transactions in the Class B Common Stock during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.1 hereto.

In connection with the RideNow Transaction, on March 12, 2021, the Issuer entered into a registration rights and lock-up agreement, by and among the Issuer, the Reporting Persons and the other persons named therein (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement (i) the Issuer agreed to file a resale registration statement for the Registrable Securities (as defined in the Registration Rights Agreement) no later than thirty days following the closing of the RideNow Transaction, and to use commercially reasonable efforts to cause it to become effective as promptly as practicable following such filing and (ii) the equity holders, including the Reportion Persons, were granted certain piggyback registration rights with respect to registration statements filed subsequent to the closing of the RideNow Transaction. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Issuer and the Reporting persons entered into a Settlement Agreement, dated as of November 8, 2022, related to the RideNow Agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Reporting Persons agreed, among other things, that during the Three-year Restricted Period (as defined in the RideNow Agreement), if either of them propose to dispose of any shares of Class B Common Stock, (i) other than as permitted in (ii), any and all market sales will be subject to the volume limitations of Rule 144(e)(1)(iii) of the Securities Act of 1933, as amended (the “Volume Limits”), and (ii) with respect to any and all sales in excess of the Volume Limits or other non-market sales, either: (a) the Issuer will be granted a right of first refusal to purchase such shares on the terms and conditions the Reporting Person proposes for such sale (which may include a required response period of no fewer than three business days), or (b) if the Reporting Person does not present the Issuer with an offer pursuant to (a), but still wishes to pursue a sale or sales in excess of the Volume Limits or other non-market sale(s), the Issuer will have the right to provide input on the Reporting Person’s choice of a mutually acceptable investment bank or broker (including by suggesting such potential investment bank or broker, or a current investor in the Issuer who may be interested in purchasing the Reporting Person’s shares), and to approve Reporting Person’s choice of such investment bank or broker (which approval will not be unreasonably withheld), through whom the Reporting Person may execute such sale in an orderly manner either in the market or in a private transaction on terms acceptable to the Reporting Person, as soon as reasonably practicable, pursuant to a plan to minimize market impact on the Class B Common Stock.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – Letter from Mr. Coulter to Adam Alexander, dated March 3, 2023

Exhibit 99.3 – Registration Rights and Lock-Up Agreement, dated as of March 12, 2021, by and among the Issuer, the Reporting Persons and the other persons named therein (incorporated by reference to Exhibit E to Mr. Tkach’s Schedule 13D with respect to the Issuer, filed with the Securities and Exchange Commission on September 16, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

/s/ Mark Tkach
Mark Tkach

/s/ William Coulter
William Coulter